

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 18, 2007

Via Fax and U.S. Mail

Robert G. Adams
President and Chief Executive Officer
National Healthcare Corporation
100 Vine Street, Suite 1400
Murfreesboro, Tennessee 37130

RE: National Health Realty, Inc.
Schedule 13E-3 filed on April 18, 2007
File No. 005-55329

Schedule 14A filed on April 18, 2007
File No. 001-13487

National HealthCare Corporation
Form S-4 filed on April 18, 2007
File No. 333-142189

Dear Mr. Adams:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why you

believe that each party to the stockholder agreement and each of the entities involved in the transaction are not affiliates engaged in the going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. Alternatively, revise to include each person as a filing person on the Schedule 13E-3.

> Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Item 1, Summary Term Sheet

2. The summary term sheet should "briefly" describe the material terms of the transaction in bullet point format. See Item 1001 of Regulation M-A. Revise your information to provide a brief and clear presentation of information that is material to investors without unnecessary repetition. For example, your Q&A repeats verbatim large portions of your summary. Refer to Part II.F.2.a of SEC Release No. 33-7760 (October 22, 1999) for a discussion of the items that should be discussed in the summary term sheet.

Item 13, Financial Statements

3. Please explain why you identify "pro forma information" as inapplicable.

4. Please confirm that all the financial information required by Item 1010(c) has been included in the disclosure documents.

Schedules 14A

5. The PRE 14A filed on May 18, 2007 relates to a consolidation transaction. Accordingly, the correct EDGAR header tag appears to be PREM14A. Please ensure that correct header tags are used in future filings.

6. We are unable to locate the information required Item 14 of Schedule 14A with respect to merger/consolidation. Please advise.

7. It is unclear from your disclosure here and in your Schedule 13E-3 whether you consider this proxy statement to constitute a part of the going private transaction. It appears to the Staff that this proxy statement is the first step in the going private

transaction and, accordingly, the disclosure contained herein should be revised accordingly. Please advise.

8. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. Refer to Rule 14a-6(e)(1). In that regard, we are unable to locate your preliminary proxy cards.

9. Please revise the structure of your proxy statement so that all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3 appears in the "Special Factors" section at the beginning of the document, immediately following the Summary section. See Rule 13e-3(e)(1)(ii). This comment also applies to the Form S-4.

10. Pease provide the legend required by Rule 13e-3(e)(1)(iii).

11. Please provide us with additional details about how you determined, as disclosed in the fourth paragraph on page 4, that "[t]he issued and outstanding shares of NHR will not be converted or exchanged in the consolidation but will remain outstanding immediately following the consolidation." In particular, please describe the consolidation process that will occur so that existing shareholders of NHR will not be converting or exchanging their shares for shares of the newly created entity, Consolidated NHR. Further, please provide your analysis of whether the vote requested by the proxy statement constitutes an investment decision by the shareholders of NHR. In addition, to the extent that the vote requested by the proxy statement is an investment decision, please tell us the exemption from registration upon which you are relying in connection with the offer and contemplated issuance of shares of Consolidated NHR.

Summary Term Sheet, page 1

12. The summary term sheet must briefly describe in bullet point format the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A. Currently, your disclosure is too dense and does not focus on the most material terms of the new transaction. For further guidance, refer to Section II.F.2.a of SEC Release No. 33-7760.

13. Revise the introductory paragraph to reflect that the Summary Term Sheet highlights the material aspects of the transaction, not just "selected information."

14. Both here and in the Form S-4 please consider providing a diagram to illustrate the transaction(s).

15. Please revise your disclosure in this section to discuss the proposed Davis Acquisition merger.

16. We note your disclosure in the final full paragraph on page 19 that the matter of whether the proposed consolidation satisfies Maryland statutory requirements "is not free from doubt." Please highlight this fact in a separately captioned section of

your summary term sheet, briefly summarizing the particular aspects of the proposed consolidation that cast doubt upon its validity. Please also highlight here, if true, that the proposed consolidation is the only method by which you are able to achieve the desired opt out of the Maryland Business Combinations Act and explain why you are not able to amend your charter to opt out of this Act. Finally, describe in reasonable detail each provision of the Maryland Business Combinations Act to which you will not longer be subject if the consolidation is approved and the impact on shareholders. Make similar revisions under the heading "Effect of the Consolidation" on page 11. Finally, please provide us with a copy of each of the legal opinions that you have received on the validity of the consolidation under Maryland law.

Questions and Answers about the Special Meeting, page 4

17. We note your reference to "certain" material tax consequences. Delete the reference, here and throughout, to "certain" tax consequences. You are required to discuss all material tax consequences.

Forward-Looking Statements, page 51

18. We note your reference to the Private Securities Litigation Reform Act of 1995. By its terms, the Private Securities Litigation Reform Act safe harbor for forward looking statements does not apply to statements made in connection with going private transactions. Refer to Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. See Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Please revise to eliminate all references to the PSLRA and confirm that you will refrain from such references in any future filings or press releases related to the going private transaction.

19. Please provide a detailed analysis explaining why you believe that you are not obligated to update these forward looking statements after the proxy statement is distributed. Your analysis should address your obligations under Rule 14a-9(a) and Rule 13e-3(d)(2). In the alternative, please delete the referenced statement. Make similar revisions elsewhere as appropriate.

The Consolidation, page 11

Background of the Consolidation and Subsequent Merger

20. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations.

Please make corresponding revisions to your Form S-4. File any written materials, such as any board books, as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Among other items, the written materials required to be filed could include analyses, talking papers, drafts, summaries or outlines.

Certain Material U.S. Federal Income Tax Consequences, page 21

21. Please delete the statement that "the foregoing is not tax advice." Investors are entitled to rely upon your disclosure.

Where you can find more Information, page 26

22. Schedule 13E-3 does not allow you to "forward incorporate" by reference to documents not yet filed with the Commission. Please revise the language to the contrary here. Further, information may only be incorporated into Schedule 14A in the manner and to the extent permitted by the form. Refer to Note D of Schedule 14A. Please explain the basis for your incorporation by reference.

Form S-4

Recommendations of the NHC Special Committee and NHC Board of Directors; Fairness of the Offer and the Merger

23. It appears that the disclosure in this section and the following section may be an attempt to satisfy the disclosure requirement of Item 1014 of Regulation M-A. The referenced disclosure is insufficient. Please carefully review the item requirements and referenced guidance in the following comments. Should you choose not to comply with the following comments your response should provide a detailed legal analysis supporting your position. The following comments also apply to the corresponding NHR disclosure. Please note that due to the apparent lack of required disclosure we are withholding additional comment on the referenced sections at this time.

24. If this section is intended to comply with Item 1014 of Regulation M-A, please note that you are required to discuss all material factors considered by the board. It is insufficient to state that the board merely relied on the special committee's "recommendation, the fairness opinion and "other factors." In addition, please explain why the board believed the fairness opinion supported a fairness determination to unaffiliated holders. We note that the opinion is limited to fairness to "both NHC and NHC/OP Sub."

25. Please provide separate disclosure addressing whether each filing person found the transaction to be procedurally and substantively fair to unaffiliated holders and an analysis of the material factors upon which each relied in reaching such a conclusion. Refer to Item 8 to Schedule 13E-3 and Q & A No. 5 of Exchange Act

       Release No. 34-17719 (April 13, 1981). It appears that you may be attempting to rely on your disclosure in the "Reasons for the Merger" section to satisfy this disclosure obligation. Please note that that Item 1013 requires disclosure regarding why each filing person is engaging in the transaction while Item 1014 requires a discussion as to whether the transaction is fair to unaffiliated holders. While there may be some overlap in these discussions, you should separately address each. In that regard, your discussion of fairness should be clear in explaining how each factor impacted the determination with respect to unaffiliated security holders.

26. If one party relied on the analysis of another, such as the financial advisor, to fulfill its Item 1014 of Regulation M-A disclosure obligation, the relying party must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis.

27. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. To the extent any of the listed factors was not deemed relevant in the context of this transaction this in itself may be an important part of the decision-making process that should be explained for stockholders. Please note that conclusory statements are insufficient Refer to the Q&A in SEC Release No. 34-17719 (April 13, 1981). Please expand your disclosure accordingly.

28. Revise the fairness discussion to disclose why the board reached the conclusion that the transaction is procedurally fair absent the procedural safeguard of Item 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

NHC's Reasons for the Merger, page 45

29. Please note that Item 1013 requires that you discuss the reasons for the transaction not an outline of factors considered by the board. Please revise accordingly.

30. The disclosure should not just address why the board recommended the transaction, but should also address the reasons for undertaking a transaction at all.

31. In addition, you should include separate disclosure clearly identifying all the alternatives that were considered by the board and why such alternatives were rejected.

32. Please also provide expanded disclosure to show how the bulleted reasons support the merger as it is structured in its current form and why the merger was undertaken at this particular time. Refer to Item 1013(c) of Regulation M-A and Instruction 1 to Item 1013 of Regulation M-A.

Opinion of NHC's Financial Advisor Avondale Partners, LLC, page 46

33. Please delete the statement that the opinion is "quantified in its entirety by reference to the full text of the opinion." Investors are entitled to rely upon your disclosure. This comment also applies to the corresponding disclosure regarding NHR's financial advisor.

34. Disclose all of the financial forecasts and projections that were provided to either fairness advisor. In addition, disclose and quantify the material assumptions underlying the forecasts.

General, page 52

35. Please revise to quantify the fees received. Refer to Item 1015(b)(4) of Regulation M-A. In addition, revise to discuss any relationship between the company and Avondale during the preceding two years including quantification of any consideration paid.

36. Please disclose the method of selection of Avondale. For instance, were any other advisors considered? Refer to Item 1015(b)(3) of Regulation M-A.

37. Please state whether Avondale determined the consideration to be paid.

Opinion of NHR's Financial Advisor 2nd Generation Capital, LLC page 53

38. Please revise your disclosure to summarize all, as opposed to "certain," financial analyses conducted by 2nd Generation. Refer to Item 1015(b)(6).

Notional Bond Value, page 54

39. Please expand the disclosure to explain in greater detail why the "very low debt-to-equity ration of NHC suggested that bonds were more appropriate comparable securities."

Option Value, page 55

40. Explain in greater detail how the liquidity discount was determined.

Discounted Cashflow Analysis, 60

41. Explain in greater detail how the discount rates of perpetuity grow rates were determined. Provide corresponding disclosure for values in the dividend discount model.

Net Asset Value Analysis, page 60

42. Explain in greater detail how the capitalization rate was determined.

43. Discuss the minority interest in greater detail, include quantification as appropriate.

Miscellaneous, page 61

44. Quantify all fees referenced in this section. In addition, please clarify whether you have identified all material relationships of the past two years between the advisor and filing persons.

45. Please disclose the method of selection of 2nd Generation. For instance, were any other advisors considered? Refer to Item 1015(b)(3) of Regulation M-A.

46. Please state whether 2nd Generation determined the consideration to be paid.

Alternatives to the Mergers, page 61

47. Disclose the alternatives considered. Refer to Item 1013(b) of Regulation M-A.

Effects of Completing the Merger; page 63

48. Revise to discuss the effects of the merger in greater detail. We are unable to locate the disclosure required by Item 1013(d). Refer to Instruction 3 to Item 1013 of Regulation M-A. Further, expand your disclosure to discuss the tax consequences to each filing person. Refer to Item 1013(d) of Regulation M-A.

49. We note your disclosure of net losses on page 39. Disclose, if true, that filing persons maintaining an interest in the company will benefit from the Asahi Tec's future use of operating loss carryforwards. Quantify this benefit to the extent practicable. Refer to Instruction 2 to Item 1013 of Regulation M-A.

Description of the Merger Agreement, page 65

50. Delete the phrase "and not to provide any other factual information regarding NHR." Investors are entitled to rely on your disclosure.

Optional Redemption, page 82

51. Please confirm your understanding that any redemption giving the security holders an option to tender their securities must be accompanied by a Schedule TO-I and, potentially, a Schedule 13E-3. If you disagree with this conclusion, please provide an analysis in support of your position.

Certain Material U.S. Federal Income Tax Consequences, page 92

52. Delete the statement that this discussion is for "general information only." Investors

are entitled to rely upon your disclosure.

Consequences to the Parties to the Merger, page 93

53. Please expand your disclosure to explain the consequences of tax treatment in greater detail.

Consequences of the Merger to U.S. Holders, page 82

54. We note your "should" limitation. Please explain what consideration you gave to providing a tax opinion supporting your conclusion given the significant difference between the applicable tax rates.

Where you can find more information, page 105

55. Please note Schedule 13E-3 does not permit forward incorporation by reference. Please revise accordingly.

Closing

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: James J. Clark, Esq.
       Cahill Gordon & Reindel LLP
       via facsimile: (212) 378-2618